Exhibit 3.1
FIRST CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
FLUENCE ENERGY, INC.

Fluence Energy, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:

1.Pursuant to Section 242 of the DGCL, this First Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this “Amendment”) amends the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, filed with the Delaware Secretary of State on October 27, 2021 (as amended, the “Certificate”).

2.This Amendment has been approved and duly adopted by resolution of the Corporation’s Board of Directors and the written consent of the requisite majority of stockholders in accordance with the provisions of Sections 228 and 242 of the DGCL and the provisions of the Certificate.

3.Article IV of the Certificate is hereby amended to include the following paragraph immediately after Section 4.6 of such Article:

“Section 4.7    Conversion of Class B-1 Common Stock.

(a) Each share of Class B-1 Common Stock may be converted into one fully paid and nonassessable share of Class B-2 Common Stock at any time at the option of the holder of such share of Class B-1 Common Stock. In order to exercise the conversion privilege, the holder of any shares of Class B-1 Common Stock to be converted shall deliver to the Corporation written or electronic notice that the holder elects to convert shares of Class B-1 Common Stock to the extent specified in such notice, with a copy of such notice to be provided to the office of the Corporation’s transfer agent. As promptly as practicable after the receipt of such notice, the Corporation shall cause the number of full shares of Class B-2 Common Stock issuable upon the conversion of such shares of Class B-1 Common Stock to be issued and delivered to the holder through the book-entry facilities of the Corporation’s transfer agent. Each conversion of shares of Class B-1 Common Stock shall be deemed to have been effected on (i) the date on which such notice was received by the Corporation and the Corporation’s transfer agent or (ii) such later date specified in or pursuant to such notice.

(b) Notwithstanding anything in this Section 4.7 to the contrary, any holder may withdraw or amend a notice of conversion, in whole or in part, prior to the effectiveness of the conversion, at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the date of the conversion (or any such later time as may be required by applicable law) by delivery of a written or electronic notice of withdrawal to the Corporation and the Corporation’s transfer agent, specifying (i) if any, the number of shares of Class B-1 Common Stock as to which the notice of conversion remains in effect and (ii) if the holder so determines, a new conversion date or any other new or revised information permitted in a notice of conversion.”

4.All other provisions of the Certificate remain in full force and effect.

*      *      *      *

    IN WITNESS WHEREOF, the undersigned duly authorized officer of the Corporation has executed this First Certificate of Amendment to the Amended and Restated Certificate of Incorporation as of December 22, 2022.

FLUENCE ENERGY, INC.
By:	/s/ Francis A. Fuselier
Name: Francis A. Fuselier
Title: SVP, General Counsel and Secretary

2